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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Capita Preferred Trust
                            (Name of Subject Company)

                            AT&T Capital Corporation
                           Newcourt Credit Group Inc.
                                    (Bidders)

          9.06% Trust Originated Preferred Securities'sm' ("TOPrS'sm'")
              (Liquidation Amount $25 per Trust Preferred Security)
                            of Capita Preferred Trust
                         (Title of Class of Securities)

                                    139710206
                      (CUSIP Number of Class of Securities)

                            Glenn A. Votek, Treasurer
                            AT&T Capital Corporation
                                44 Whippany Road
                        Morristown, New Jersey 07962-1983
                            Telephone: (973) 397-3000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

        Scott J. Moore, Esq.                          Stephan J. Feder, Esq.
          General Counsel                           Simpson Thacher & Bartlett
      AT&T Capital Corporation                         425 Lexington Avenue
          44 Whippany Road                        New York, New York 10017-3954
 Morristown, New Jersey 07962-1983                        (212) 455-2000
           (973) 397-3000





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                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee**

     $237,520,000                                                $47,504

* The amount shown has been estimated solely for purposes of calculating the filing fee, based upon an assumed transaction value that equals the total amount of funds, excluding fees and other expenses, required to purchase all of the outstanding securities listed above pursuant to the Offer described in the Offer to Purchase and Consent Solicitation filed as an Exhibit hereto.

**   1/50 of 1% of Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $47,504        Filing Party:  AT&T Capital Corporation

Form or Registration No.: Schedule 13E-3 Date Filed:  July 27, 1998




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                  This Tender Offer Statement on Schedule 14D-1 (the
"Statement") of Newcourt Credit Group Inc., an Ontario corporation ("Newcourt") and AT&T Capital Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Newcourt ("AT&T Capital"), relates to (i) an offer (the "Offer") by AT&T Capital to purchase any and all outstanding 9.06% Trust Originated Preferred Securities'sm' ("TOPrS'sm'") (Liquidation Amount $25 per Trust Preferred Security) (the "Securities" or "Trust Preferred Securities") of Capita Preferred Trust, a statutory business trust formed under the laws of the State of Delaware and an affiliate of AT&T Capital (the "Trust") and (ii) a solicitation (the "Consent Solicitation") by AT&T Capital from the holders of Trust Preferred Securities as of July 20, 1998 for consents to proposed amendments (the "Proposed Amendments") to (a) the Amended and Restated Limited Partnership Agreement (the "Limited Partnership Agreement") of Capita Preferred Funding L.P., a Delaware limited partnership (the "Partnership"), that will provide for an early redemption of partnership preferred securities issued thereunder and (b) the indentures (the "Indentures") of AT&T Capital and two of its wholly owned subsidiaries (such subsidiaries, the "Subsidiary Issuers") that will provide for early redemptions of the debentures issued thereunder. The Offer and Consent Solicitation have already been approved by the respective boards of directors of Newcourt and AT&T Capital. The Statement is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Offer to Purchase and Consent Solicitation, dated as of July 27, 1998 (the "Offer to Purchase and Consent Solicitation") is filed hereto as Exhibit (a)(1) to the Statement.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

                  (a) The information set forth under the caption "Transactions and Agreements Concerning the Securities--Past Transactions Concerning the Securities" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

                  (b) The information appearing on the front cover of the Offer to Purchase and Consent Solicitation and set forth under the caption "Terms of the Offer--Number of Securities; Purchase Price; Expiration Date" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

                  (c) The information set forth under the caption "Price Range of Securities; Distributions" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) through (d) and (g) The information set forth under the caption "Certain Information Regarding AT&T Capital and Newcourt" in the Offer to Purchase and Consent Solicitation, and appearing in Schedule I attached thereto, is incorporated herein by reference.

                  (e) and (f)       None.




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ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                  (a) and (b) The information set forth under the captions "Transactions and Agreements Concerning the Securities" and "Price Range of Securities; Distributons" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth under the caption "Source and Amount of Funds" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

                  (b) and (c)       Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a) through (g) The information set forth under the captions "The Consent Solicitation" and "Special Factors--Reasons for, and Purpose and Effects of, the Offer and Consent Solicitation" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) The information set forth under the captions "Transactions and Agreements Concerning the Securities" and "Certain Information Regarding AT&T Capital and Newcourt" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth under the caption "Transactions and Agreements Concerning the Securities" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth under the caption "Solicitation Fees, Other Fees and Expenses" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.




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ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth under the captions "Available Information; Incorporation of Documents by Reference" and "Summary of Financial Information" in the Offer to Purchase and Consent Solicitation is incorporated herein by reference.

ITEM 10.          ADDITIONAL INFORMATION.

                  Additional information concerning the Offer and Consent Solicitation is set forth in the Offer to Purchase and Consent Solicitation, Letter of Transmittal and Consent, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, all of which are attached hereto as Exhibits (a)(1) to (a)(5) respectively.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Description
-----------          -----------
(a)(1)               Offer to Purchase and Consent Solicitation, dated July 27, 1998.

(a)(2)               Letter of Transmittal and Consent.

(a)(3)               Notice of Guaranteed.

(a)(4)               Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                     other Nominees.

(a)(5)               Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
                     Companies and other Nominees.

(a)(6)               Advertisement, dated July 28, 1998.

(a)(7)               Press Release, dated July 27, 1998.

(a)(8)               Form of Follow-up Notice to Shareholders

(a)(9)               Guidelines for Certification of Taxpayer Identification Number on
                     Substitute Form W-9.

(b)                  Not applicable.

(c)(1)               Form of Amended and Restated Declaration of Trust of Capita
                     Preferred Trust is incorporated by reference to Exhibit 4.2 of AT&T
                     Capital's Registration Statement on Amendment No. 3 to Form S-3 {No.
                     333-11243} filed with the Securities and Exchange Commission.




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
(c)(2)              Form of Trust Preferred Securities Guarantee
                    Agreement by AT&T Capital Corporation and The First
                    National Bank of Chicago, N.A., as guarantee trustee,
                    is incorporated by reference to Exhibit 4.6 of AT&T
                    Capital's Registration Statement on Amendment No. 3
                    to Form S-3 {No. 333-11243} filed with the Securities
                    and Exchange Commission.

(c)(3)              Form of Amended and Restated Agreement of Limited Partnership of
                    Capita Preferred Funding L.P. is incorporated by reference to Exhibit
                    4.5 of AT&T Capital's Registration Statement on Amendment No. 3 to
                    Form S-3 {No. 333-11243} filed with the Securities and Exchange
                    Commission.

(d)                 Not applicable.

(e)                 Not applicable.

(f)                 Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 27, 1998

                                                    AT&T CAPITAL CORPORATION
                                                    NEWCOURT CREDIT GROUP INC.

                                                    By: /s/ Glenn A. Votek
                                                        ________________________
                                                        Glenn A. Votek
                                                        Treasurer

                                                    NEWCOURT CREDIT GROUP INC.

                                                    By: /s/ Glenn A. Votek
                                                        ________________________
                                                        Glenn A. Votek
                                                        Treasurer







                          STATEMENT OF DIFFERENCES
                          ------------------------

The service mark symbol shall be expressed as.........................  'sm'



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